KAILO ENERGY, INC.

FINANCIAL STATEMENTS

December 31, 2017



Unaudited

Gene Nielsen CPA
2561 Tuxedo Circle
Sandy, Utah 84093

January 15, 2018

Kailo Energy Inc.
1172 West 700 North
Lindon, UT 84042

RE: Accounting Review Letter for JOBS Act Equity Offering

To the Board of Directors and Shareholders:

I have reviewed the accompanying balance sheet of Kailo Energy Inc. as of December 31, 2017, and the related statements of operations, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. I find the financials to be completed by management in an appropriate form and that they are free of any obvious material errors. I am not aware of any incomplete, unclear, incorrect, or misleading information contained therein.

Best regards,

Gene Nielsen CPA

Gene Nielsen
Certified Public Accountant

TABLE OF CONTENTS

KAILO ENERGY, INC.
BALANCE SHEET

	December 31, 2017
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 2,179
Accounts receivable	50
Inventories	7,200
Total current assets	9,429
Property and Equipment	16,939
Technology, net of accumulated amortization of $1,340	119,097
Total assets	$ 145,466
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current Liabilities:	
Accounts payable	$ 60,228
Total current liabilities	60,228
ZYTO Corp Note Payable, long-term	521,463
Total liabilities	581,691
STOCKHOLDERS' DEFICIT	
Opening balance	(3,127)
Net (loss)	(433,098)
Total stockholders' deficit	(436,225)
Total liabilities and stockholders' deficit	$ 145,466

KAILO ENERGY, INC.
STATEMENT OF OPERATION

	For the Year Ended December 31, 2017
Revenues, net	$ 4,099
Cost of sales	3,960
Gross Profit	139
Operating Expenses:	
Selling and marketing expenses	322,621
General and administrative expenses	44,477
Research and development expenses	66,139
Total operating expenses	433,237
(Loss) from operations	(433,098)
Other Income (Expense):	
Total other income (expense)	-
(Loss) before provision for income taxes	(433,098)
Provision for income taxes	-
Net (Loss)	$ (433,098)

2

KAILO ENERGY, INC.
STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2017

| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Opening Balance at January 1, 2017	70,000,000	$ -	$ -	$ (3,127)	$ (3,127)
Net (Loss)	-	-	-	(433,098)	(433,098)
Balance at December 31, 2017	70,000,000	$ -	$ -	$ (436,225)	$ (436,225)

KAILO ENERGY, INC.
STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2017
Cash Flows from Operating Activities:	
Net (Loss)	$ (433,098)
Adjustments to reconcile net (loss) to net	
cash used in operating activities:	
Amortization expense	1,340
Changes in operating assets and liabilities:	
Accounts receivable	(50)
Inventories	(7,200)
Accounts payable	(54,133)
Net cash (used) in operating activities	(493,141)
Cash Flows from Investing Activities:	
Purchase of property and equipment	(16,939)
Capitalization of development costs	(9,250)
Net cash (used) in investing activities	(26,189)
Cash Flows from Financing Activities:	
Proceeds from related party notes payable	521,463
Net cash provided by financing activities	521,463
Net Increase in Cash and Cash Equivalents	2,132
Cash and Cash Equivalents, Beginning of Period	47
Cash and Cash Equivalents, End of Period	$ 2,179
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ -

KAILO ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1. <u>Organization and Business Activity</u>

<u>Organization</u> – Substantially all the assets of Cook Energy, LLC, were acquired by ZYTO Corp (a Delaware corporation) on January 1, 2017. ZYTO Corp acquired assets in the amount of $111,188 and liabilities totaling $114,361 in exchange for ten million (10,000,000) ZYTO Corp common shares. The assets were place into Kailo Energy, Inc., a newly formed Utah Corporation, a subsidiary of ZYTO Corp.

<u>Business Activity</u> – Our company specializes in Home Integrated Power Solutions. We address a homeowner's essential power needs in the event of an emergency and at a much lower cost than off-grid or other larger systems in the market. Our mission is to address a homeowner's essential power needs while delivering an exceptional experience for the end user and our distributor network.

<u>Business Condition</u> – As of December 31, 2017, we had an accumulated deficit of $436,225.

During the year ended December 31, 2017, we recognized a net loss of $433,098.

As of December 31, 2017, our current liabilities exceeded our current assets by $50,799.

Note 2. <u>Significant Accounting Policies</u>

The financial statements and notes are representations of our management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

<u>Use of Estimates</u> – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

<u>Cash and Cash Equivalents</u> – We consider all highly-liquid, short-term investments with an original maturity of three months or less to be cash equivalents. All cash balances as of December 31, 2017, were in bank accounts that are federally insured.

<u>Accounts Receivable</u> – Accounts receivable represent monies due to us for products sold and services rendered, are considered current, and are shown net of any allowance for doubtful accounts.

Concentration of Credit Risk – Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of trade receivables.

Inventories – Inventories are recorded at the lower of average cost or market, cost being determined on a first-in, first-out (FIFO) method. Inventories consisted of finished goods and totaled $7,200 at December 31, 2017.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, ranging from 2 to 20 years. Maintenance and repairs are expensed when incurred and improvements are capitalized. Gains and losses on the sale or disposition of property and equipment are reflected in our statement of operations.

Note 3. Property and Equipment

Property and equipment consisted of the following as of December 31, 2017

	December 31, 2017
Software	$ 16,939
	16,939
Accumulated depreciation	-
	$ 16,939

Note 4. ZYTO Corp Related Party Note Payable

During the year ended December 31, 2017, we were in a development stage, perfecting our product and preparing for market. For the twelve months ended December 31, 2017, ZYTO Corp loaned funds as needed for all operations. As of December 31, 2017, the related party note payable totaled $521,463. The unsecured promissory note accrues no interest and is due on or before January 1, 2019. Upon default the note bears interest at 2% per month from maturity until paid.

Note 5. Research and Development

During the year ended December 31, 2017 we capitalized $9,250 of costs relating to the development of our products. Amortization is computed on a straight-line basis over the estimated useful lives of the assets. We have estimated a useful life of three years. During the year ended December 31, 2017, amortization of these costs was $1,340.

Future amortization costs related to capitalized research and development are as follows:

2018	$	40,146
2019		40,146
2020		38,806
Total amortization costs	$	119,098

Note 6. <u>Equity</u>

To ensure continuity, as part of executive compensation, the Board agreed to issue 12,000,000 founder shares to members of Kailo Energy, Inc. management. These shares represent 17.1% of the company. The remaining equity of 82.9% is owned by ZYTO Corp.

Note 7. <u>Commitments</u>

We currently lease office space from ZYTO Corp on a month-to-month basis. Total lease expense for the year ended December 31, 2017 was $29,500.

Note 8. <u>Subsequent Event</u>

In consideration of founding assistance, an unsecured promissory note was executed on January 2, 2018 in favor of a board member and his spouse for $250,000. The note accrues no interest and is due on or before January 3, 2021. Upon default the note bears interest at 2% per month from maturity until paid.